Mail Stop 4561

January 10, 2007

VIA USMAIL and FAX (303) 708-5999

Mr. Charles E. Mueller, Jr.
Chief Financial Officer
Archstone-Smith Trust
9200 E. Panorama Circle, Suite 400
Englewood, Colorado 80112

      Re: **Archstone-Smith Trust**
               Form 10-K for the year ended 12/31/2005
               Filed on 3/9/2006
               File No. 001-16755

Dear Mr. Charles E. Mueller, Jr.:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant